Exhibit 99.5

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed statements of income for the year ended December 31, 2012 and for the six months period ended June 30, 2013, have been prepared to give effect to the acquisition of two Italian companies, Soleco Srl and Tecnoenergy Srl, that own two photovoltaic plants with fixed technology in the Veneto Region, Italy (hereinafter the “Veneto PV Plants”), under the fair value method of accounting as if such transaction had occurred on January 1, 2012, after giving effect to the pro forma adjustments described in the accompanying notes. This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of Ellomay Capital Ltd, Soleco Srl and Tecnoenergy Srl.

Unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the transactions occurred on January 1, 2012, nor is it necessarily indicative of future results of operations. As further detailed in the accompanying notes to the unaudited pro forma combined condensed financial statements, the preliminary allocation of the purchase price for the Veneto PV Plants reflected in the unaudited pro forma combined condensed financial information is subject to adjustment and may vary significantly from the actual purchase price allocation to be recorded in connection with the acquisition.

The unaudited pro forma combined condensed statements of income is based upon the respective historical financial statements of Ellomay Capital Ltd, Soleco Srl and Tecnoenergy Srl, which have been prepared in accordance with IFRS as issued by the IASB. The pro forma adjustments are based on available financial information and certain estimates and assumptions that we believe are reasonable and that are set forth in the notes to the unaudited pro forma combined condensed financial statements. In the opinion of management, all adjustments have been made that are necessary to present fully the unaudited pro forma data.

Ellomay Capital Ltd
Unaudited Pro Forma Combined Condensed Statements of Operations

For the Year ended December 31, 2012
(U.S. dollars in thousands, except per share data)

	Year ended December. 31, 2012 Ellomay Capital Ltd	Year ended December. 31, 2012 Soleco S.r.l and Tecnoenergy S.r.l	Adjustments	Note 2	Year ended December 31, 2012 Pro Forma
Revenues	8,890	6,354	-		15,244
Operating expenses	1,954	767	-		2,721
Depreciation expenses	2,717	2,045	-		4,762
Gross profit	4,219	3,542	-		7,761

General and administrative expenses	(3,110)	(306)	59	(D)	(3,357)
Gain on bargain purchase	-	-	-		-
Capital Loss	394	-	-		394

Operating profit	715	3,236	59		4,010

Financing income	696	-	-		696
Financial expenses in connection with derivatives, net	(2,157)	-	-		(2,157)
Financing expenses	(2,166)	(3, 446)	2,886	(A),(C)	(2,726)
Financing income (expenses), net	(3,627)	(3,446)	2,886		(4,187)
Company’s share of losses of investees accounted for at equity	(232)	-	-		(232)

Profit (loss) before taxes on income	(3,144)	(210)	2,945		(409)

Tax benefit (Taxes on income)	1,011	(133)	-		878

Net income (loss) for the period	(2,133)	(343)	2,945		469

Income (loss) attributable to:
Owners of the Company	(2,110)	(343)	2,945		492
Non-controlling interests	(23)	-			(23)
Net income (loss) for the period	(2,133)	(343)	2,945		469

Other comprehensive income (loss):
Foreign currency translation differences from foreign operations	1,620	-	-		1,620
Total other comprehensive income (loss)	(513)	(343)	2,945		2,089

Income (Loss) per share
Basic Income (loss) per share	(0.2)	-	-		0.05
Diluted Income (loss) per share	(0.2)	-	-		0.05

See accompanying notes to the unaudited Pro Forma Combined Condensed Financial information.

For the six month period ended June 30, 2013
(U.S. dollars in thousands, except per share data)

	Ellomay Capital Ltd six month ended June. 30, 2013	Six month ended June. 30, 2013 Soleco S.r.l and Tecnoenergy S.r.l	Adjustments	Note 2	Pro Forma six month ended June. 30, 2013
Revenues	4,840	2,708	-		7,548
Operating expenses	882	502	-		1,384
Depreciation expenses	1,422	1,048	-		2,470
Gross profit	2,536	1,158	-		3,694

General and administrative expenses	(1,294)	(133)	426	(D)	(1,001)
Gain on bargain purchase	10,237	-	(10,237)	(B)	-
Operating profit (Loss)	11,479	1,025	(9,811)		2,693

Financing income	126	-	-		126
Financial income in connection with derivatives, net	3,827	-	-		3,827
Financing expenses	(1,587)	(1,673)	1,411	(A),(C)	(1,849)
Financing income (expenses), net	2,366	(1,673)	1,411		2,104
Company’s share of losses of investees accounted for at equity	(233)	-	-		(233)

Profit (loss) before taxes on income	13,612	(648)	(8,400)		4,564

Taxes on income	(777)	(45)	-		(822)

Net income (loss) for the period	12,835	(693)	(8,400)		3,742

Income (loss) attributable to:
Owners of the Company	12,791	(693)	(8,400)		3,698
Non-controlling interests	44	-	-		44
Net income (loss) for the period	12,835	(693)	(8,400)		3,742

Other comprehensive income (loss):
Foreign currency translation differences from foreign operations	500	-	-		500
Total other comprehensive income (loss)	13,335	(693)	(8,400)		4,242

Income per share
Basic Income per share	1.2	-	-		0.3
Diluted Income per share	1.2	-	-		0.3

See accompanying notes to the unaudited Pro Forma Combined Condensed Financial information.

Ellomay Capital Ltd.
Notes to Unaudited Pro Forma Combined Condensed Financial Information

NOTE 1 - BASIS OF UNAUDITED PRO FORMA PRESENTATION

On June 26, 2013, Ellomay Capital Ltd consummated the acquisition of two photovoltaic plants with fixed technology in the Veneto Region, Italy (Northern Italy), with an aggregate capacity of approximately 12MWp, or the Veneto PV Plants. The Veneto PV Plants are fully constructed and operating and were connected to the Italian national grid in August 2011 under the applicable Feed-in-Tariff (0.238 Euro/kWh). The final consideration paid for the Veneto PV Plants and the related licenses was approximately 23.5 million Euros (approximately $30.6 million). The Veneto PV Plants were purchased under insolvency proceedings.

The application of IFRS 3 Revised “Business Combinations” requires that the total purchase price for the acquisition of the controlling interest in Vento PV Plants be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date. We performed a preliminary analysis of the fair value of identifiable assets acquired and liabilities assumed and a preliminary and provisional purchase price allocation and recorded gain on bargain purchase (negative goodwill) in the amount of approximately $10.2 million based upon management’s best estimate of the value as a result of such preliminary analysis. Negative goodwill represents the excess of our share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition.

NOTE 2 - PRO FORMA FINANCIAL STATEMENT ADJUSTMENTS

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances.

The purchase price allocation for the acquisition of the Veneto PV Plants in the unaudited pro forma combined condensed financial statements is preliminary and is subject to revision as more detailed analysis is completed and additional information on the fair value of the Veneto PV Plants’ assets and liabilities becomes available. In   accordance to the preliminary purchase price allocation no access cost was allocated to the carrying amount of the identified assets acquired and liabilities assumed, as such, no adjustments were recorded in this pro forma financial information.

Items included in the pro forma financial information of Soleco Srl and Tecnoenergy Srl were translated to US Dollars using the average exchange rate for the year ended December 31, 2012 and for the six month ended June 30, 2013.

The pro forma adjustments included in the unaudited pro forma combined condensed financial statements are as follows:

(A)	Elimination of interest on intercompany debt from the former shareholder.

(B)	Elimination of the gain on bargain purchase resulted from the acquisition.

(C)
To reflect an additional estimated  interest expenses on an approximately Euro 8.85 million (approximately $11.6 million) loan principle Ellomay Capital Ltd obtained to facilitate its acquisition. The loan is for a period of 18 months, bearing an annual interest at the EURO LIBOR 3 month rate plus 4.5%. The annual interest rate as at the date on which the loan was received was 4.63%. A 1/8 percentage point change in the interest rate would result in an adjustment to pre-tax income of $14 thousands and $7 thousands for the year ended December 31, 2012 and for the six month period ended June 30, 2013, respectively.

(D)	Elimination of Transaction costs as a result of the acquisition of Veneto PV Plants.

NOTE 3 - PRO FORMA EARNINGS PER SHARE

The unaudited pro forma basic earnings per share for the year ended December 31, 2012 and for the six month period ended June 30, 2013 is based on the basic weighted average number of ordinary shares of the Company outstanding during the period.